SECURI[...]ION

08032795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 37986

OCT 28 2008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES INDUSTRY MANAGEMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 WINDING LANE

(No. and Street)

GREENWICH, CT 06830

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN L. LUBIN (203) 869-5745

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN LLC

(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE # 801 JERSEY CITY, NJ 07306

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 07 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BENJAMIN L. LUBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES INDUSTRY MANAGEMENT CORP., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Doreen Pando
Notary Public, State of New York
No. 01PA5083699
Qualified in New York County
Commission Expires August 18, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES INDUSTRY MANAGEMENT CORPORATION

42 WINDING LANE

GREENWICH, CT 06831

SEPTEMBER 30, 2008

A.L. Wellen LLC

SECURITIES INDUSTRY MANAGEMENT CORP.

FOR THE YEAR ENDED SEPTEMBER 30, 2008

CONTENTS

A. L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors
Securities Industry Management Corp.

I have audited the accompanying statement of financial condition of Securities Industry Management Corp. as of September 30, 2008, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Industry Management Corp. as of September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen LLC
A.L. Wellen LLC

Arthur M. Levine CPA
Arthur M. Levine, CPA

Jersey City, New Jersey
October 16, 2008

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS		
Cash in bank	$	55,372
Due from brokers		930,811
Accounts Receivable		600
Miscellaneous Receivables		7,329
SECURITIES OWNED		
Securities (at market value)		1,155,270
OTHER ASSETS		
Furniture and Equipment (net of Accumulated Depreciation of $21,611)		17,839
TOTAL ASSETS	$	2,167,221

LIABILITIES & SHAREHOLDER'S EQUITY

LIABILITIES			
Income taxes payable		$	0
TOTAL LIABILITIES		$	0
SHAREHOLDER EQUITY			
Common stock $ 100 per value, 2,000 Shares authorized, issued and outstanding	$ 200,000		
Retained Earnings	1,967,221		
TOTAL SHAREHOLDER'S EQUITY			2,167,221
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$	2,167,221

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.

STATEMENT OF INCOME & EXPENSES
FOR THE PERIOD OCTOBER 1, 2007 TO SEPTEMBER 30, 2008

INCOME			
Consulting fees		$ 47,681	
Commissions		27,298	
Dividends & Interest		73,705	
Risk Trading Realized	$ 1,708		
Unrealized Risk Trading	(455,210)	(453,502)	
TOTAL INCOME			$ (304,818)
EXPENSES			
General Office Expenses		$ 10,352	
Rent & Occupancy		14,200	
Insurance		3,066	
Travel & Entertainment		12,573	
Telephone		1,574	
Postage & Supplies		1,279	
Employment Benefits & Payroll Taxes		18,067	
Professional Fees		18,961	
Business Services		6,720	
Officer's Compensation		20,000	
Clearance Costs		8,906	
Depreciation		1,675	
Contributions		1,675	
TOTAL EXPENSES			119,048
NET (LOSS) BEFORE TAXES			$ (423,866)
Federal Tax Expense		$ (35,351)	
State Corporate Tax Expense		7,673	(27,678)
NET (LOSS)			$ (396,188)

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2007 TO SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)		$ (396,188)
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	$ 1,675	
Increase in Accounts Receivable	(165)	
Increase in Miscellaneous Receivables	(1,381)	
Increase in Due from Brokers	(60,527)	
Decrease in Securities Owned-At Market	485,930	
Increase in Income taxes payable	(38,851)	
Total Adjustments		386,681
Net Cash Provided by Operating Activities		$ (9,507)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	$ (50,000)	
Net cash provided by operating activities		(50,000)
		$ (59,507)
Cash and cash equivalents October 1, 2007		114,879
Cash and cash equivalents September 30, 2008		$ 55,372

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2007 TO SEPTEMBER 30, 2008

	COMMON STOCK	RETAINED EARNING	TOTAL
Balance October 1, 2007	$ 200,000	$ 2,413,409	$ 2,613,409
(DECREASES)			
Net Income	-0-	(396,188)	(396,188)
	$ 200,000	$ 2,017,221	$ 2,217,221
Less Dividend Paid	-0-	50,000	50,000
BALANCE SEPTEMBER 30, 2008	$ 200,000	$ 1,967,221	$ 2,167,221

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Total October 1, 2007	none
Changes for period	none
TOTAL SUBORDINATED LIABILITES – SEPTEMBER 30, 2008	none

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
NOTES
SEPTEMBER 30, 2008

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assts and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred Income taxes.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of September 30, 2008, the company had net capital of $ 2,002,311 which is $ 1,752,311 in excess of its minimum net capital requirement of $ 250,000. A copy of the firm's financial statements as of September 30, 2008 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5 - DIFFERENCES IN NET CAPITAL COMPUTATION

There were no material differences in the computation of net capital between the audited report and the submitted focus report as of September 30, 2008. (See attached)

NOTE 6 - RETIREMENT PLAN

The company terminated their retirement plan December 2000.

NOTE 7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent is cash in a checking account. The company paid $ 7,673 for corporate income taxes during the year ended September 30, 2008.

SCHEDULE 1

SECURITIES INDUSTRY MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1 (e)

AS OF SEPTEMBER 30, 2008

SHAREHOLDER'S EQUITY – Per Audited Statement				$ 2,167,221
Less: Non Allowable assets:				
Accounts Receivable			$ 600	
Fixed Assets			17,839	18,439
TENTATIVE NET CAPITAL				$ 2,148,782
Securities Haircuts:				
Money Market Funds	2%	($1,520,811)	$ 30,416	
Listed Securities–Common	15%	($ 458,800)	68,820	
Listed Securities-Preferred	10%	($ 106,470)	10,647	
Undue Concentration			36,588	146,471
NET CAPITAL				$ 2,002,311
Minimum Capital Requirement				250,000
Excess Net Capital				$ 1,752,311
Excess Net Capital over $300,000 or 5% of Combined Aggregate Debt				$ 1,702,311

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

SCHEDULE II

SECURITIES INDUSTRY MANAGEMENT CORP.
RECONCILIATION OF FOCUS REPORT WITH THE
FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

Net Capital – per computation of Net Capital September 30,2008 on the audited report.	$ 2,002,311
NET CAPITAL PER FOCUS REPORT SEPTEMBER 30, 2008	$ 2,002,311

I, the President of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT 06831, hereby attest that the Financial Statements and Operational Reports as at September 30, 2008 submitted by our auditors, A. L. Wellen LLC 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

BENJAMIN L. LUBIN

ATTESTED BY:

A. L. Wellen LLC

A. L. WELLEN LLC

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

Benjamin L. Lubin, being duly sworn according to law, deposes and says: I am the president of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT. 06831.

The report submitted by A.L. Wellen LLC, as at September 30, 2008 showing Statement of Financial Condition, Statement of Income Expenses. Statement of Cash Flows, Changes in Shareholders Equity, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety Interest in any Accounts classified as that of a customer.

BENJAMIN LUBIN

Subscribed and sworn to before me

this 14th day of October 2008

Doreen Pando
Notary Public, State of New York
No. 01PA5083699
Qualified in New York County
Commission Expires August 18, 2009

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2008

A.L. Wellen LLC
880 Bergen Avenue Suite #801
Jersey City, NJ 07306-4310

Phone: 201-653-2181
Fax: 201-653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER -DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Securities Industry Management Corp.
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Securities Industry Management Corp, as of and for the period October 1, 2007 to September 30, 2008 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule17 a-5 (g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatements of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A.L. Wellen LLC

A.L. Wellen LLC

Arthur M. Levine CPA

Arthur M. Levine, CPA

October 16, 2008

END